Annual Meeting of Holders of Common Shares of PolyMet Mining Corp.

(the "Company")

June 15, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated April 27, 2022 were elected as Directors of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Company received the following votes from the holders of Common Shares with respect to the election of the seven nominees:

NOMINEE NAME	FOR	% OF VOTED	WITHHOLD	% OF VOTED
Jonathan Cherry	76,522,912	98.14	1,449,795	1.86
David Dreisinger	75,993,745	97.46	1,978,962	2.54
David J. Fermo	77,714,540	99.67	258,167	0.33
Alan R. Hodnik	74,618,090	95.70	3,354,617	4.30
Roberto Huby	76,906,453	98.63	1,066,254	1.37
Stephen Rowland	76,860,872	98.57	1,111,835	1.43
Matthew Rowlinson	77,526,725	99.43	445,982	0.57

Item 2: Appointment of Auditors

Deloitte & Touche LLP were appointed auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors. The Company received the following votes from the holders of Common Shares with respect to the election of auditors:

FOR	% OF VOTED	WITHHOLD	% OF VOTED
86,482,774	99.88	105,756	0.12

POLYMET MIINING CORP.

/s/ Patrick Keenan

_______________________________

Patrick Keenan

Executive Vice President and CFO